EXHIBIT NO. 3
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Overview
The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the year ended December 31, 2010 compared to the year ended December 31, 2009. This discussion should be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2010, and with the disclosures below regarding forward-looking statements and risk factors. The date of this discussion is as of February 22, 2011. Additional information relating to our Company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. None of the information on the SEDAR website is incorporated by reference into this document by this or any other reference.
We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. There are no material measurement differences between those financial statements and the financial position and results of operations reflected on those financial statements and the financial position and results of operations that would be reported under generally accepted accounting principles in the United States, or U.S. GAAP, except as described in note 13 to our audited consolidated financial statements. Amounts discussed below are based on our audited consolidated financial statements prepared in accordance with Canadian GAAP and are presented in U.S. dollars. Unless indicated otherwise, all tabular dollar amounts, including related footnotes, presented below are expressed in thousands of dollars, except per share amounts.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment, selling more equipment to on-site and online bidders than any other company in the world. Our world headquarters are located in Vancouver, British Columbia, Canada, and as of the date of this discussion, we operated from over 110 locations in more than 25 countries, including 43 auction sites worldwide. Our purpose is to create compelling business solutions that enable the world’s builders to easily and confidently exchange equipment. We sell, through unreserved public auctions, a broad range of used and unused industrial assets, including equipment, trucks and other assets used in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries.
We operate mainly in the auction segment of the global industrial equipment marketplace. Our primary target markets within that marketplace are the used equipment and truck sectors, which are large and fragmented. The world market for used equipment and trucks is driven by the cumulative supply of used equipment and trucks, which is affected by the ongoing production of new equipment and trucks and the motivation of equipment owners to realign and replace their fleets. Industry analysts estimate that the world-wide value of used equipment and truck transactions, of the type of equipment we sell at our auctions, is greater than $100 billion per year on average. Although we sell more used equipment than any other company in the world, we estimate that our share of this fragmented market is in the low to mid single digit range.
In recent periods, between 70 and 80% of the value of the items sold at our auctions was purchased by end users of equipment and trucks (retail buyers), such as contractors, with the remainder being purchased primarily by equipment and truck dealers, rental companies and brokers (wholesale buyers). Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment, with the balance being finance companies, truck and equipment dealers and equipment rental companies, among others. Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.
We compete directly for potential purchasers of industrial assets with other auction companies. Our indirect competitors include truck and equipment manufacturers, other third party methods, and equipment rental companies that offer an alternative to purchasing. When sourcing equipment to sell at our auctions, we compete with other auction companies, other third party methods, and equipment owners that have traditionally disposed of equipment through private sales. Private sales between equipment owners are the dominant form of transaction in the used truck and equipment sectors.

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We have several key strengths that we believe provide distinct competitive advantages and will enable us to grow and make our auctions more appealing to both buyers and sellers of industrial assets. Some of our principal strengths include:
•	The power of our brand, which is supported by our reputation for conducting only unreserved auctions and our widely recognized commitment to honesty, integrity and fair dealing.
•	Our ability to transcend local market conditions and create a global marketplace for industrial assets by attracting diverse audiences of mainly end-user bidders from around the world to our auctions.
•	Our size, our financial strength and access to capital, the international scope of our operations, our extensive network of auction sites, and our marketing skills.
•	Our ability to respond to market changes with innovative solutions to enhance our live auctions with technology such as our online bidding service, our proprietary Virtual Ramp, our Timed Auction system, as well as our 21 language website, to provide stakeholders in the equipment world with a compelling value proposition to meet their needs.
•	Our in-depth experience in the marketplace, including our ability to gather and leverage equipment valuation expertise and proprietary customer and equipment databases.
•	Our dedicated and experienced workforce, which allows us to, among other things, enter new geographic markets, structure deals to meet our customers’ needs, provide high quality and consistent service to consignors and bidders and operate an international network of auction sites that creates value for our customers.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say “unreserved” we mean that there are no minimum bids or reserve prices on anything sold at a Ritchie Bros. auction — each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on or buy back or in any way influence the selling price of their own equipment. We maintain this commitment to the unreserved auction process because we believe that an unreserved auction is an efficient, effective and fair way to exchange equipment.
We attract a broad base of bidders from around the world to our auctions. Our worldwide marketing efforts help to attract bidders, and they are willing to travel long distances or participate online in part because of our reputation for conducting fair auctions. These diverse multinational, mainly end user bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions, which we believe is a significant competitive advantage. Evidence of this is the fact that in recent periods an average of approximately 60% of the value of equipment sold at our auctions left the region of the sale (which we define as the state or province of sale for North American and Australian auctions, or the country for sales occurring in other geographies).
We believe that our ability to consistently draw significant numbers of local and international bidders from many different end markets to our auctions, most of whom are end users rather than resellers, is appealing to sellers of used equipment and trucks and helps us to attract consignments to our auctions. Higher consignment volumes attract more bidders, which in turn attract more consignments, and so on in a self-reinforcing process that has helped us to achieve a history of significant growth and momentum in our business.
Our performance in 2010 reflected the challenging environment in which we operated, like many companies in our industry, and the difficulties we faced securing equipment consignments to sell at our auctions. The widely hoped-for recovery in the used equipment market did not materialize. The challenging environment was particularly acute in the U.S., where equipment owners chose not to sell idle equipment, either because the values of used equipment were too low or there was no catalyst to force them to sell. In the face of considerable uncertainty in the market, mainly around market values and construction spending, many owners held on to under-utilized assets. In addition, they did not deploy additional capital in upgrading or replacing their fleets, which would have stimulated the sale of used equipment.

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We believe the used equipment market has contracted considerably of over the last three years, mainly as a result of the reduction in the number of used equipment transactions, the drop in market values for used equipment and the diminished production of new equipment. We also believe that the biggest contributor to our reduced gross auction proceeds performance in 2010 was the mix of equipment available for sale, which tended to be older and lower value equipment than we would normally expect.
We believe that the fundamentals in our market are improving, as demonstrated by a renewed sense of optimism among equipment owners. New equipment production is increasing in the face of strong demand and many participants in the industry are starting to return to what most would consider more normal equipment buying and selling behaviour. We believe our operating decisions over the last few years leave us well positioned to capitalize on strengthening in the used equipment market in the coming years and to meet the needs of our customers.
Despite the challenges we faced in 2010, our business model is generally well suited for all economic conditions. We also believe that, over the long term, designing and executing an appropriate growth strategy will continue to be a significant determinant of our ability to grow our earnings, in part because our share of the world market for used equipment and trucks is so small. We are focused on growing our market share by ensuring that our auctions offer compelling value to meet the needs of current and potential customers to make the process of buying and selling equipment easy and confidence inspiring.
Growth Strategies
For the last several years we pursued a strategic framework that focused simultaneously on three core areas: our people, including our sales and support teams; our places, including our auction site network and geographical expansion; and our processes, including IT and non-IT initiatives. Highlights of our execution in this regard for the year ended December 31, 2010 included:
People
In 2010 we grew our sales team to 314 people, a 4% increase compared to the end of 2009. Because our business depends on trusting relationships with our customers to generate consignments to our auctions, it can often take two to three years for a sales person to achieve a suitable level of productivity. However, we expect that investing in our sales force and giving them the tools and training to be more productive will help us to achieve our longer-term growth objectives.

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Places
During 2010 we added five auction sites to our network and replaced two regional auction units and one permanent site with new permanent auction sites. During the fourth quarter, we decided to discontinue having auctions in India for the time being, although we will continue to have personnel and maintain a sales office in the country building relationships with equipment owners.
Processes
We introduced our new Timed Auction system to 23 of our sites during 2010. This new technology is used to sell smaller items, such as consumer goods and equipment attachments, in an online Timed Auction, without an auctioneer and therefore with more flexibility and convenience for our bidders. In addition to offering a higher level of service for our customers, this system enables us to sell lower-value lots more efficiently and at lower cost. We also launched our new 21 language website, www.rbauction.com, and experienced a 14% increase in unique visitors to our website in 2010 compared to 2009.
Strategy update
In the fourth quarter of 2010 we completed a thorough update of our strategic plan, identifying strategic initiatives to be undertaken over the next five years. We continue to focus on our core unreserved auction model with a view to adding solutions and streamlining processes to enhance the value we provide to our existing customers, as well as make our auctions more appealing to new customers. In addition, we want to extend our services where we can leverage our competitive advantages. Our people, places and processes framework has evolved and matured into three strategic pillars that incorporate many of the same concepts: grow, add, perform.
In 2010, we updated our core values and refined our mission statement to better align with our updated strategy and guide our behaviour in the years ahead. Our mission is to provide compelling business solutions that enable the world’s builders to easily and confidently exchange equipment. Our customers are the people who buy and sell equipment and trucks, including the people who build our homes and offices, schools and community centers, bridges and roads, as well as the people who grow our food and those who support all of these activities, such as finance companies, rental companies, transportation companies and equipment dealers, among others.
Our core values support three strategic pillars, which are designed to help us achieve our mission. An overview of our strategic pillars follows:
GROW our core auction business
We believe unreserved public auctions offer significant benefits over other sales channels, including certainty, fairness and transparency. We intend to focus on increasing our market share with our traditional customer groups, while simultaneously doing more business with new customer groups and in new markets. We plan to undertake deeper market research to understand more clearly why equipment owners do and do not use our services, and to help us meet the needs of the large number of equipment owners who do not even know about Ritchie Bros.
We believe that most of our near-term growth will come from our established regions, primarily the United States and Western Europe, and that emerging markets such as China, Brazil and other developing countries offer significant potential for growth in the long-term.
In addition, we intend to add at least one new auction site to our network each year, as well as replace a number of existing auction sites as necessary to provide capacity for increased consignment volumes. Our auction site network supports our long-term growth and is a critical strategic advantage, which helps us to sustain efficient and scalable growth. We also intend to continue to hold offsite auctions in new regions to expand the scope of our operations.
Another key focus of this pillar is to streamline and simplify our auctions, to make them easy for our customers. Many of our new customers have little or no experience buying or selling at unreserved auctions; we want to make the process as easy and hassle-free as possible, so they feel confident on auction day and throughout the whole process.
Beginning July 1, 2011 we plan to introduce our enhanced equipment information program. We will be offering enhanced information about the equipment to be sold in our auctions to all customers free of charge. We expect that this information will help our customers feel more confident and should make our auctions more appealing to a broader range of equipment owners.

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To address the cost of our new initiatives, as well as the costs of other buyer-focused initiatives launched in recent years, we plan to simplify and expand our fee structure effective July 1, 2011. We will eliminate certain fees, including our internet purchase fee, and expand the scope of our administrative fee that we charge to buyers. The current 10% administrative fee will continue to be charged on all lots that sell for $2,500 or less, and we intend to introduce a 2.5% administrative fee to be charged on all lots that sell for more than $2,500, with a maximum fee of $950 per lot (or the near equivalent amount in the currency of the auction). We anticipate an increase in both revenues and expenses in 2011 and future years as a result of the buyer-focused initiatives, with an expected positive net benefit to earnings.
ADD new business and information solutions
Technology and innovation have played key roles in our business in the past, allowing us to enhance our auctions and broaden their appeal to more equipment owners. We will continue to harness the latest technology to supplement and enhance our auction services, and investigate new services to meet the needs of equipment owners that are not being met by our unreserved auctions.
We intend to introduce a range of additional value-added services in 2011, including a customer finance program, enhanced shipping services, a customer insurance program and other ancillary services.
We intend to invest in enhanced business intelligence and data analysis tools to improve our understanding of the equipment market, and position Ritchie Bros. as a knowledge and information authority. We also intend to continue to enhance rbauction.com by making it easier to use, more powerful and more valuable to equipment owners, with the goal of becoming the preferred global equipment website.
PERFORM by building an inspired high-performance, customer-focused Ritchie Bros. team
To maintain our high standards of customer service, we employ people who we believe embody our core values, especially the value of putting our customers first.
Our primary focus areas in the coming years will be improving our sales force productivity, employee engagement and management bench strength. We intend to be even more effective in developing future managers and we intend to take steps to improve our ability to attract, develop and retain key players. We also plan to take steps to refine sales and operational management roles to better equip our sales force for success. We are maintaining our long-term target of increasing our sales force by an average of 5% to 10% per year.
Operations
The majority of our industrial auctions are held at our permanent auction sites, where we own the land and facilities, or at regional auction units, where we usually lease the land and typically have more modest facilities. We also hold off-site auctions at temporary locations, often on land owned by one of the main consignors to the particular auction. Most of our agricultural auctions are off-site auctions that take place on the consignor’s farm. During 2010, 92% of our gross auction proceeds was attributable to auctions held at our permanent auction sites and regional auction units (2009 — 90%). Gross auction proceeds represent the total proceeds from all items sold at our auctions (please see “Sources of Revenue and Revenue Recognition” below).
During 2010, we had approximately 340,000 bidder registrations at our industrial auctions, compared to approximately 336,000 in 2009. In 2010 we generated over 40,000 industrial asset consignments, which was 8% greater than the 37,000 generated in 2009. We handled approximately 277,000 industrial lots in 2010 compared to 283,000 lots in 2009.
During 2010, we conducted 230 unreserved industrial auctions at locations in North and Central America, Europe, the Middle East, Australia and India (2009 — 195 auctions). We also held 106 unreserved agricultural auctions during the year in Canada (2009 — 132). Although our auctions varied in size, our average industrial auction in 2010 attracted over 1,400 bidder registrations (2009 — over 1,700) and featured over 1,200 lots (2009 — over 1,400) consigned by 175 consignors (2009 — 190), generating average gross auction proceeds of approximately $13.4 million per auction, compared to approximately $17.3 million in 2009. Our agricultural auctions in 2010 averaged gross auction proceeds of approximately $1.8 million compared to $0.9 million in 2009.

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We sold over $872 million of equipment, trucks and other assets to online bidders during 2010, representing a 5% increase compared to 2009 (2009 — approximately $830 million). Our online sales growth in 2010 cemented our position as the world’s largest seller of industrial equipment to online buyers.
We launched our new website in April, 2010 to enable us to interact more effectively with customers in the online environment. We experienced an increase of 14% in the total number of unique visitors to the site during the year compared to 2009. We had roughly 3.2 million unique visitors during 2010 and they performed nearly 35 million equipment searches, plus an additional 3 million auction results searches. With its additional language capabilities, we believe our new website has opened up our auctions to previously untapped market of non-English speaking equipment buyers and sellers. We have seen an increase in site visits of over 11% from non-English speakers compared to 2009, who accounted for over 18% of traffic on the website.
In 2010, approximately 52% of our auction revenues were earned from operations in the United States (2009 — 54%), 23% were generated from auctions in Canada (2009 — 24%) and the remaining 25% were earned from operations in countries other than the United States and Canada, primarily in Europe, the Middle East, Australia, and Mexico (2009 — 22%). We had 1,162 full-time employees at December 31, 2010, including 314 sales representatives and 13 trainee territory managers, compared to 1,148 full-time employees, 302 sales representatives and 19 trainee territory managers at the end of 2009.
We are a public company and our common shares are listed under the symbol “RBA” on the New York and Toronto Stock Exchanges. On February 22, 2011 we had 105,797,120 common shares issued and outstanding and stock options outstanding to purchase a total of 3,085,697 common shares.
Sources of Revenue and Revenue Recognition
Gross auction proceeds represent the total proceeds from all items sold at our auctions. Our definition of gross auction proceeds may differ from those used by other participants in our industry. Gross auction proceeds is an important measure we use in comparing and assessing our operating performance. It is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. We believe that auction revenues, which is the most directly comparable measure in our Statements of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues we earn in the course of conducting our auctions. The portion of gross auction proceeds that we do not retain is remitted to our customers who consign the items we sell at our auctions.
Auction revenues are comprised of auction commissions earned from consignors through straight commission and guarantee contracts, net profits or losses on the sale of inventory items, administrative and documentation fees on the sale of certain lots, auction advertising fees, and the fees applicable to purchases made through our internet and proxy bidding systems. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.
Straight commissions are our most common type of auction revenues and are generated by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent periods, straight commission sales have represented approximately 75-80% of our gross auction proceeds volume on an annual basis.

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In the normal course of business, we sometimes guarantee minimum sales proceeds to the consignor and earn a commission based on the actual results of the auction, typically including a pre-negotiated percentage of any sales proceeds in excess of the guaranteed amount. The consigned equipment is sold on an unreserved basis in the same manner as other consignments. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced, and if the proceeds are sufficiently less, we can incur a loss on the sale. We factor in a higher rate of commission on these sales to compensate for the increased risk we assume.
Our financial exposure from guarantee contracts fluctuates over time, but in recent periods industrial and agricultural auction guarantees have had an average period of exposure (days remaining until date of auction as at quarter-end) of approximately 30 days and 80 days, respectively. At December 31, 2010, our outstanding industrial and agricultural guarantees totalled approximately $29 million, of which approximately $1 million had already been sold at our auctions as of the date of this discussion. The combined financial exposure from guarantee contracts at any period end can fluctuate significantly depending on the timing of auctions; however the quarter-end balances averaged approximately $44 million over the last 12 months. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed, unless the loss is incurred after the period end but before the financial reporting date, in which case the loss is accrued in the financial statements for the period end.
Auction revenues also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. We purchase equipment for specific auctions and sell it at those auctions in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The net gain or loss on the sale is recorded as auction revenues.
We generally refer to our guarantee and outright purchase business as our at risk, or underwritten, business. In recent periods, our at risk business represented approximately 20% to 25% of gross auction proceeds on an annual basis. Competition for equipment consignments has intensified in recent months, and this will likely result in an increase in the relative proportion of our at risk business in 2011.
The choice by consignors between straight commission, guarantee, or outright purchase arrangements depends on many factors, including the consignor’s risk tolerance and sale objectives. In addition, we do not have a target for the relative mix of contracts. As a result, the mix of contracts in a particular quarter or year fluctuates and is not necessarily indicative of the mix in future periods. The composition of our auction revenues and our auction revenue rate (i.e. auction revenues as a percentage of gross auction proceeds) are affected by the mix and performance of contracts entered into with consignors in the particular period and fluctuates from period to period. Our auction revenue rate performance is presented in the table below. Our past experience has shown that our auction revenue rate is difficult to estimate precisely, and over the past two years our quarterly rate has ranged between 10.58% and 11.06%.

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(1)	The average auction revenue rate for the first quarter in 2010 includes the results of the auction of Apoise; had these been excluded the auction revenue rate would have been 11.33%.
In general, the largest contributor to the variability of our auction revenue rate is the performance, rather than the amount, of our at risk business. In a period when our at risk business performs better than average, our auction revenue rate typically exceeds the expected average rate. Conversely, if our at risk business performs below average, our auction revenue rate will typically be below the expected average rate. Our above trend auction revenue rate over the past two years has been due primarily to the strong performance of our at risk business. We believe this strong performance was related in part to the economic environment; as competition increase in the future, the performance of our at risk business may deteriorate, which will impact our auction revenue rate.
The planned changes to our fee structure that will take effect July 1, 2011, as discussed above, will have a positive impact on our auction revenues and therefore, our auction revenue rate. The expected impact in 2011 on our auction revenue rate will be an increase in the range of 0.7%. We expect this incremental revenue will more than offset the incremental costs of our strategic initiatives discussed previously.
Our gross auction proceeds and auction revenues are influenced by the seasonal nature of the auction business, which is determined mainly by the seasonal nature of the construction and natural resources industries. Gross auction proceeds and auction revenues tend to be higher during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters. This seasonality contributes to quarterly variability in our net earnings because a significant portion of our operating costs is relatively fixed.
Gross auction proceeds and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction proceeds and auction revenues, are likely to vary more dramatically from period to period than in our established markets where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are achieved as our operations in a region evolve from conducting intermittent auctions, to establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when our auctions increase in size.

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Because of these seasonal and period-to-period variations, we believe that our gross auction proceeds, auction revenues and net earnings are best compared on an annual basis, rather than on a quarterly basis.
Overall Performance
Our gross auction proceeds were $3.28 billion for the year ended 2010, which is a decrease of 6% from 2009. The decrease is mainly attributable to the continuing trend from 2009 where equipment owners have continued to hold onto otherwise idle assets for various reasons, including low interest rates and uncertainty around equipment values, construction spending and other factors. We believe that the dramatic drop in the production and sale of new equipment over the last few years has also affected our ability to grow our gross auction proceeds.
Foreign exchange fluctuations had a modest impact on our 2010 gross auction proceeds. Applying the foreign exchange rates in effect in 2009 our reported gross auction proceeds in 2010 would have been approximately $60 million lower.
For the year ended December 31 2010, we recorded auction revenues of $357.4 million and net earnings of $65.9 million, or $0.62 per diluted common share. This performance compares to auction revenues of $377.2 million and net earnings of $93.5 million, or $0.88 per diluted share, for the year ended December 31, 2009. We ended 2010 with working capital of $45.3 million, compared to $30.5 million at December 31, 2009. The increase in our working capital was a result of reduced capital expenditures and positive operating cash flow, offset by higher dividend payments during the year.
Adjusted net earnings for the year ended December 31, 2010 were $65.2 million, or $0.61 per diluted share, compared to adjusted net earnings of $92.0 million, or $0.87 per diluted share for the year ended December 31, 2009. We define adjusted net earnings as financial statement net earnings excluding the after-tax effects of sales of excess properties and significant foreign exchange gains or losses resulting from financing activities that we do not expect to recur in the future (please see our reconciliation below).
Adjusted net earnings is a non-GAAP measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing adjusted net earnings as defined above for different financial periods provides more useful information about the growth or decline of our net earnings for the relevant financial period, and identifies the impact of items which we do not consider to be part of our normal operating results.
Our adjusted net earnings in 2010 decreased by approximately 29% compared to 2009, primarily as a result of decreased auction revenues and increased general and administrative expenses and depreciation. Although our auction revenues decreased during 2010, other measures of our business volume were increasing or being maintained, including the number of consignments and the number of bidder registrations at our auctions. Also, recent additions to our auction site network, business systems, and sales team contributed to an increase in our overhead expenditures and depreciation expense in 2010. Our investments in people, IT infrastructure and our auction site network are long term in nature and we made a conscious decision to maintain our model in the face of recent gross auction proceeds growth challenges.

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A reconciliation of our net earnings under Canadian GAAP to adjusted net earnings is as follows:

	Year ended December 31,
	2010	2009
Net earnings under Canadian GAAP	$65,913	$93,452
Gain on sale of excess property(1)	(1,230)	(1,097)
Net foreign exchange impact on financing transactions(2)		(759)
Tax relating to reconciling items	474	446

Adjusted net earnings	$65,157	$92,042

(1)	During the year ended December 31, 2010, we completed the sale of our former Houston, Texas, permanent auction site. In 2009, we sold our former Minneapolis, Minnesota, permanent auction site.

(2)	During the year ended December 31, 2009, we recorded a foreign exchange gain of $759 ($664, or 0.01 per diluted share, after tax) on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. We have highlighted this amount because in January 2009, the Canadian subsidiary assigned the bank debt to an affiliate whose functional currency is the U.S. dollar to eliminate the future impact of currency fluctuations. We did not settle any long-term intercompany loans during 2010 that resulted in a significant foreign exchange adjustment. We do not expect the foreign exchange gains or losses on these financing transactions to recur in future periods.

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Selected Annual Information
The following selected consolidated financial information as at December 31, 2010, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2010 has been derived from our audited consolidated financial statements. This data should be read together with those financial statements and the risk factors described below.
Our consolidated financial statements are prepared in U.S. dollars in accordance with Canadian GAAP. As disclosed in note 13, Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States.

	Year Ended December 31,
	2010	2009	2008

Statement of Operations Data:

Auction revenues (1)	$357,369	$377,211	$354,818
Direct expenses	(47,021)	(49,890)	(49,750)

	310,348	327,321	305,068
Operating expenses (2)	(218,345)	(200,073)	(189,320)
Other income (expense) (3)	(1,157)	4,275	23,536

Earnings before income taxes	90,846	131,523	139,284
Income taxes	24,933	38,071	37,884

Net earnings	$65,913	$93,452	$101,400

Net earnings per share — basic	$0.62	$0.89	$0.97
Net earnings per share — diluted	0.62	0.88	0.96

Cash dividends declared per share	$0.41 (4)	$0.38	$0.34

Balance Sheet Data (year end):

Working capital (including cash)	$45,333	$30,510	$47,109
Capital assets	627,230	597,945	453,642
Total assets	870,818	857,821	689,488
Long-term liabilities	155,556	145,213	77,495

Statement of Cash Flows Data:
Capital asset additions	$62,284	$157,416	$145,024

(1)	Auction revenues are comprised of commissions earned from consignors through straight commission and guarantee contracts, the net profit or loss on the sale of inventory items, internet and proxy purchase fees, administrative and documentation fees on the sale of certain lots, and auction advertising fees.

(2)	Operating expenses include depreciation and amortization and general and administrative expenses.

(3)	Other income in 2009 included a $759 foreign exchange gain ($664, or $0.01 per diluted share, after tax) on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. The equivalent amount in 2008 was a foreign exchange loss of $5,835 ($4,989, or $0.05 per diluted share, after tax). We have highlighted this amount because in January 2009, the Canadian subsidiary assigned the bank debt to an affiliate whose functional currency is the U.S. dollar to eliminate the future impact of these currency fluctuations. We did not settle any long-term intercompany loans in 2010 that resulted in a significant foreign exchange adjustment. In addition, other income in 2010 included gains of $1,230 ($756 or $0.01 per diluted share after tax) on the sale of our former Houston, Texas permanent auction site; other income in 2009 included gains of $1,097 ($746, or $0.01 per diluted share after tax for 2009) on the sale of our Minneapolis, Minnesota, permanent auction site; other income in 2008 included an $8,304 ($7,295, or $0.07 per diluted share, after tax) gain recorded on the sale of our former headquarters property located in Richmond, British Columbia.

(4)	In addition to the cash dividends declared and paid in 2010, we declared a cash dividend of $0.105 per common share on January 24, 2011 relating to the quarter ended December 31, 2010, which is not included in this amount.

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Results of Operations
Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
We conduct operations around the world in a number of different currencies, but our reporting currency is the U.S. dollar. In 2010, approximately 40% of our revenues and approximately 60% of our operating costs were denominated in currencies other than the U.S. dollar.
The main currencies other than the U.S. dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. In recent periods there have been significant fluctuations in the value of the Canadian dollar and the Euro relative to the U.S. dollar. These fluctuations affect our reported auction revenues and operating expenses when non-U.S. dollar amounts are converted into U.S. dollars for financial statement reporting purposes. It is difficult, if not impossible, to quantify how foreign exchange rate movements affect such variables as the supply of and demand for the assets we sell. However, excluding these impacts, the effect of foreign exchange fluctuations on our translated auction revenues and operating expenses in our consolidated financial statements has been largely offset, making the impact of the currency fluctuation on our net earnings minimal.
United States Dollar Exchange Rate Comparison

		% Change		% Change
Years ended December 31,	2010	in U.S.$	2009	in U.S.$	2008

Value of one U.S. dollar:

Year-end exchange rate:
Canadian dollar	$0.9976	-5.1%	$1.0513	-13.6%	$1.2168
Euro	€0.7479	7.1%	€0.6985	-2.4%	€0.7159

Average exchange rate:
Canadian dollar	$1.0301	-9.8%	$1.1415	7.0%	$1.0671
Euro	€0.7549	4.9%	€0.7197	5.2%	€0.6839
Auction Revenues

Years ended December 31,	2010	2009	% Change

Auction revenues — United States (1)	$185,486	$202,415	-8%
Auction revenues — Canada (1)	82,894	90,148	-8%
Auction revenues — Europe (1)	51,428	57,714	-11%
Auction revenues — Other (1)	37,561	26,934	39%

Total auction revenues	$357,369	$377,211	-5%

Gross auction proceeds	$3,277,771	$3,492,021	-6%

Auction revenue rate	10.90%	10.80%

(1) Information by geographic segment is based on auction location.
Our auction revenues decreased in 2010 compared to 2009 primarily as a result of lower gross auction proceeds, but was partially offset by a higher auction revenue rate. Our at risk business represented approximately 24% of total gross auction proceeds for the year (2009 — 21%). The mix of contracts in 2010 was roughly consistent with our experience in recent periods. Our gross auction proceeds in 2010 in local currency, primarily being the U.S., Canadian and Australian dollar and the Euro, decreased by 9% compared to 2009.

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Our auction revenue rate was 10.90% for 2010 (2009 — 10.80%). The increase was primarily attributable to the improved performance of our straight commission business and higher fee income in 2010.
Our auction revenues and our net earnings are influenced to a great extent by small changes in our auction revenue rate. For example, a 10 basis point (0.1%) increase or decrease in our auction revenue rate during 2010 would have decreased auction revenues by approximately $3.3 million, of which approximately $2.4 million, or $0.02 per diluted share, would have flowed through to net earnings after tax in our Statement of Operations, assuming no other changes. This factor is important to consider when evaluating our current and past performance, as well as when assessing future prospects.
Direct Expenses

Years ended December 31,	2010	2009	% Change

Direct expenses	$47,021	$49,890	-5.8%
Direct expenses as a percentage of gross auction proceeds	1.43%	1.43%
Direct expenses are the costs we incur specifically to conduct an auction. Direct expenses include the costs of hiring temporary personnel to work at the auction, advertising costs directly related to the auction, travel costs for employees to attend and work at the auction, security personnel hired to safeguard equipment at the auction site and rental expenses for temporary auction sites, among other costs. At each quarter end, we estimate the direct expenses incurred with respect to auctions completed near the end of the period. In the subsequent quarter, these accruals are adjusted, to the extent necessary, to reflect actual costs incurred.
Our direct expense rate, which represents direct expenses as a percentage of gross auction proceeds, fluctuates from period to period based in part on the size and location of the auctions we hold during a particular period. The direct expense rate generally decreases as the average size of our auctions increases. In addition, we usually experience lower direct expense rates for auctions held at our permanent auction sites compared to auctions held at offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites. Our direct expense rate for 2010 was consistent with the rate we experienced in 2009.
Depreciation and Amortization Expense

Years ended December 31,	2010	2009	% Change

Depreciation and amortization expense	$37,813	$31,761	19%
Depreciation is calculated on either a straight line or a declining balance basis on capital assets employed in our business, including buildings, computer hardware and software, automobiles and yard equipment.
During 2010 we determined that certain assets on which depreciation was charged had an indefinite life and therefore should not have been depreciated. The accumulated depreciation on these assets was $2.7 million which was reversed in the first quarter of 2010 as an immaterial adjustment, decreasing depreciation expense for the year.
Offsetting this reduction in depreciation expense was an increase relating to new assets that we have put into service over the last two years, such as our 13 new and replacement auction sites and new computer hardware and software, including our new website and Timed Auction system. We expect our depreciation in future periods to increase in line with the type and magnitude of our on-going capital expenditures.

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General and Administrative Expenses

Years ended December 31,	2010	2009	% Change

General and administrative expenses	$180,532	$168,312	7%
G&A as a percentage of gross auction proceeds	5.5%	4.8%
General and administrative expenses, or G&A, include such expenditures as personnel (salaries, wages, bonuses and benefits), information technology, non-auction related travel, repairs and maintenance, leases and rentals and utilities, and the resulting effects of foreign currency fluctuations. Personnel costs represent approximately 60% of our G&A on an annual basis.
The increase in our G&A for 2010 compared to 2009, was primarily a result of foreign currency fluctuations as well as higher costs relating to our auction site network and IT infrastructure.
Foreign currency fluctuations resulted in an increase in our G&A of approximately $6.5 million in 2010, compared to 2009, in connection with the translation into U.S. dollars for reporting purposes of our foreign operations’ G&A expenses.
The remaining increase in G&A expenses primarily resulted from higher infrastructure costs related to our new and replacement auction sites and administrative facilities put into use over the past 24 months. These costs included rent, property tax and utilities, among others, and the increase in 2010 totalled $4.8 million.
Interest Expense

Years ended December 31,	2010	2009	% Change

Interest expense	$5,216	$544	859%
Interest expense is comprised mainly of interest paid on long-term debt and revolving credit facilities. Interest expense increased significantly in 2010 compared to 2009 primarily due to a lower amount of interest capitalized to projects under development in 2010, as well as full year of interest in connection with additional debt taken on in the second and third quarters of 2009.
Interest expense varies depending on the amount of interest capitalized to auction site development projects, which is driven by the number and size of projects that the Company has in progress during a given period.

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Interest Income

Years ended December 31,	2010	2009	% Change

Interest income	$2,035	$2,400	-15%
Interest income is earned on our excess cash and receivable balances. Our interest income fluctuates from period to period depending on the timing of the receipt of auction proceeds and may be affected by the timing, size, number and location of auctions held during the period.
Foreign Exchange Gain (Loss)

Years ended December 31,	2010	2009	% Change

Foreign exchange gain (loss)	$(49)	$(1,085)	95%
Foreign exchange gains or losses arise when foreign currency denominated monetary items are revalued to the exchange rates in effect at the end of the reporting period. Examples of these items include accounts receivable and accounts payable.
Gain on Disposition of Capital Assets

Years ended December 31,	2010	2009	% Change

Gain on disposition of capital assets	$250	$647	-61%
The gain on disposition of capital assets in 2010 included a gain of $1.2 million ($0.7 million after tax) recorded on the sale of our former Houston, Texas, permanent auction site, offset by losses on the disposal of other assets. The gain on disposition of capital assets in 2009 included a $1.1 million gain ($0.7 million after tax) on the sale of our former Minneapolis, Minnesota permanent auction site, which was offset by losses on disposal of other assets.
Income Taxes

Years ended December 31,	2010	2009	% Change

Income taxes	$24,933	$38,071	-35%
Effective income tax rate	27.4%	28.9%
Income taxes have been calculated using the tax rates in effect in each of the tax jurisdictions in which we earn our income. The effective tax rate for the year ended December 31, 2010 was lower than the effective tax rate for the year ended December 31, 2009 primarily due to a higher proportion of income being taxed in jurisdictions with lower tax rates. Income taxes for the year ended December 31, 2009 included a favourable tax adjustment in the amount of $1.9 million relating to uncertain tax positions. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.

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Net Earnings

Years ended December 31,	2010	2009	% Change

Net earnings before income taxes	$90,846	$131,523	-30.9%
Net earnings	65,913	93,452	-29.5%
Net earnings per share — basic	0.62	0.89	-30.3%
Net earnings per share — diluted	0.62	0.88	-29.5%
Our net earnings decreased in 2010, compared to 2009 primarily as a result of lower gross auction proceeds, increased G&A expenses and depreciation, offset in part by a slightly increased auction revenue rate. Adjusted earnings for 2010 were $65.2 million, or $0.61 per diluted share, compared to adjusted net earnings of $92.0 million, or $0.87 per diluted share in 2009, representing a 29% decrease in 2010.
Summary of Fourth Quarter Results
We earned auction revenues of $88.3 million and net earnings of $13.5 million, or $0.13 per diluted share, during the fourth quarter of 2010. Adjusted net earnings for the fourth quarter of 2010 were $13.5 million, or $0.13 per diluted share. This compares to auction revenues of $97.1 million and net earnings of $21.8 million, or $0.21 per diluted share, and adjusted net earnings $21.1 million, or $0.20 per diluted share, in the fourth quarter of 2009.
A reconciliation of our net earnings under Canadian GAAP to adjusted net earnings for each of the quarters ended December 31, 2010 and 2009 is as follows:

	Quarter ended December 31,
	2010	2009
Net earnings under Canadian GAAP	$13,517	$21,834
Gain on sale of excess property (1)	—	(1,097)
Tax relating to reconciling items	—	351

Adjusted net earnings	$13,517	$21,088

(1)	During the three months ended December 31, 2009, we recorded a gain of $1,097 ($746, or $0.01 per diluted share, after tax) on the sale of our Minneapolis, Minnesota, permanent auction site..
Our gross auction proceeds were $798.6 million for the quarter ended December 31, 2010, which is a decrease of 10% compared to the comparable period in 2009. We believe that this decrease in our gross auction proceeds was mainly attributable to the factors discussed above in Overall Performance. Had the foreign exchange rates in effect in the fourth quarter of 2009 been applied to the gross auction proceeds achieved in the fourth quarter of 2010, our reported gross auction proceeds would have been approximately $2.1 million higher.
Our auction revenue rate increased to 11.06% in the fourth quarter of 2010, from 10.90% in the comparable period in 2009, mainly as a result of the stronger performance of our at risk business in the fourth quarter of 2010.
Our G&A expenses increased to $46.3 million in the fourth quarter of 2010, compared to $45.0 million in the comparable 2009 period. During the fourth quarter of 2010, the translation into U.S. dollars of our non-U.S. operations’ G&A expenses resulted in an increase in consolidated G&A expenses of approximately $0.4 million.
Adjusted net earnings in the fourth quarter of 2010 decreased by 36% compared to 2009, primarily due to lower auction revenues and higher operating expenses.

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Capital asset additions were $16.1 million for the fourth quarter of 2010, compared to $40.1 million in the fourth quarter of 2009. Our capital expenditures in the fourth quarter of 2010 related primarily to acquisition of land in Phoenix, Arizona, as well as construction at our existing regional auction units in Las Vegas, Nevada; Dubai, United Arab Emirates; and our permanent auction site in Moerdijk, the Netherlands.
Summary of Quarterly Results
The following tables present our unaudited consolidated quarterly results of operations for each of our last eight fiscal quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2010 and 2009, and our discussion above about the seasonality of our business.

	Q4 2010	Q3 2010	Q2 2010	Q1 2010(2)

Gross auction proceeds (4)	$798,566	$750,912	$951,634	$776,659

Auction revenues	$88,296	$82,229	$103,300	$83,544
Net earnings	13,517	13,478	26,118	12,800	(1)
Adjusted net earnings	13,517	13,478	25,362	12,800	(1)

Net earnings per share — basic	$0.13	$0.13	$0.25	$0.12
Net earnings per share — diluted	0.13	0.13	0.25	0.12
Adjusted net earnings per share — diluted	0.13	0.13	0.24	0.12

	Q4 2009	Q3 2009	Q2 2009	Q1 2009

Gross auction proceeds (4)	$891,111	$693,288	$1,109,331	$798,291

Auction revenues	$97,143	$75,934	$120,459	$83,675
Net earnings	21,834	12,892	38,847	19,879	(3)
Adjusted net earnings	21,088	12,892	38,847	19,215

Net earnings per share — basic	$0.21	$0.12	$0.37	$0.19
Net earnings per share — diluted	0.21	0.12	0.37	0.19
Adjusted net earnings per share — diluted	0.20	0.12	0.37	0.18

(1)	In the first quarter of 2010, we determined that certain assets on which depreciation was charged had an indefinite life and therefore should not have been depreciated. The accumulated depreciation on these assets was $2,668, which was reversed in the period as an immaterial adjustment, resulting in a $2,668 decrease to depreciation expense.

(2)	Results for the first quarter of 2010 included $46.8 million of gross auction proceeds, $0.9 million of auction revenues and $0.2 million of direct expenses generated from the auction of Apoise.

(3)	Net earnings included the impact of foreign exchange rates on U.S. dollar denominated bank debt held by a Canadian subsidiary, which was assigned in January 2009 to an affiliate whose functional currency is the U.S. dollar, to eliminate the impact of these currency fluctuations on this debt in future periods. Please see further discussion above under “Overall Performance”. The foreign exchange impact of this bank debt in the first quarter of 2009 was a $759 gain ($664, or $0.01 per diluted share, after tax).

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(4)	Gross auction proceeds represents the total proceeds from all items sold at our auctions. Gross auction proceeds is not a measure of revenue and is not presented in our consolidated financial statements. Please see further discussion above under “Sources of Revenue and Revenue Recognition.”
Liquidity and Capital Resources

December 31,	2010	2009	% Change

Working capital	$45,333	$30,510	49%
Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We generally collect auction proceeds from buyers within seven days of the auction and pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. For 2010, our working capital increased by $14.8 million, primarily as a result of reduced capital expenditures and positive operating cashflows, offset by higher dividend payments during the year.
There are a number of factors that could potentially impact our working capital, such as the volume and profitability of our auctions and our capital expenditures. However, we have sufficient borrowing capacity in the event of any temporary working capital requirements.
As at December 31, 2010, we had $1.1 million of short term debt, which consisted of draws on our revolving credit facilities with a weighted average interest rate of 2.58% per annum. This left $436 million of unused credit facilities, including a $148 million five-year committed credit facility expiring in January 2014, and a $190 million three-year uncommitted non-revolving credit facility expiring in November 2011. We believe our existing working capital and credit facilities are sufficient to satisfy our present operating requirements, as well as to fund future growth initiatives, such as property acquisitions and development. We continue to have adequate access to capital resources; however, there can be no assurance that the cost or availability of future borrowings under our credit facilities will not be materially affected should there be another capital market disruption.
Contractual Obligations

	Payments Due by Year
			In 2012	In 2014
	Total	In 2011	and 2013	and 2015	After 2015

Long-term debt obligations	$136,218	$30,000	$15,000	$31,074	$60,144
Interest on long-term debt obligations	24,379	5,369	9,957	7,730	1,323
Operating leases obligations	173,083	10,653	18,299	16,879	127,252
Other long term obligations	1,332	321	656	355	—

Total contractual obligations	$335,012	$46,343	$43,912	$56,038	$188,719

Our long-term debt included in the table above is comprised mainly of term loans put in place in 2005 with original terms to maturity of five years, which were subsequently extended, a revolving loan drawn under a credit facility that is available until January 2014, as well as a term loan put in place in 2009 with a term to maturity of seven years. Our operating leases relate primarily to land on which we operate regional auction units and administrative offices. These properties are located in Canada, the United States, Spain, Germany, the Netherlands and the United Arab Emirates.

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In the normal course of our business, we will sometimes guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. Our total exposure at December 31, 2010 from these guarantee contracts was $28.9 million (compared to $21.6 million at December 31, 2009), which we anticipate will be partially offset by the proceeds that we will receive from the sale at auction of the related equipment. We do not record any liability in our financial statements in respect of these guarantee contracts, and they are not reflected in the contractual obligations table above.
Cash Flows

December 31,	2010	2009	% Change

Cash provided by (used in):
Operations	$40,165	$138,455	-71%
Investing	(54,593)	(164,656)	-67%
Financing	(43,342)	22,914	N/A
As discussed above regarding our cash position, our cash provided by operations can fluctuate significantly from period to period, due to factors such as differences in the timing, size and number of auctions during the period, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. Therefore, we do not believe that the change in our cash position provided by operations during the year is indicative of a trend; it is primarily a result of the decrease in our earnings in 2010 as well as the timing of sales before year end and higher inventory purchases made in 2010 compared to 2009.
Capital asset additions were $62.3 million for 2010 compared to $157.4 million in 2009. Our capital expenditures in 2010 related primarily to the development of four new and replacement permanent auction sites and three new regional auction units, as well as preliminary costs related to the replacement of certain other permanent auction sites that will be developed in the future. Capital asset additions also included investments in computer software and hardware, including our new website.
Based on our most recent review of our auction site development plans and process improvement initiatives, we expect that our annual capital expenditures will be in the range of $70 million per year for the next several years. We plan to add an average of one new permanent auction site or regional auction unit to our network per year, and to make improvements to and replace older existing sites. Actual expenditures will depend on the availability and cost of suitable expansion opportunities and prevailing business and economic conditions. We also expect to undertake system improvements, including expenditures on hardware, the development, purchase and implementation of software, and related systems, in connection with our strategic initiatives discussed above. We expect to fund future capital expenditures from operating cash flows and borrowings under credit facilities.
We declared and paid regular cash dividends of $0.10 per share for each of the quarters ended December 31, 2009 and March 31, 2010, and declared and paid dividends of $0.105 per share for each of the quarters ended June 30, 2010 and September 30, 2010. The payments of these dividends were made in 2010, and the total dividend payments for 2010 were $43.3 million compared to $40.0 million in 2009. All dividends we pay are “eligible dividends” for Canadian income tax purposes unless indicated otherwise.

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Long-term Debt and Credit Facilities
Our long-term debt and available credit facilities at December 31, 2010 and December 31, 2009 were as follows:

		December 31,	December 31,	%
		2010	2009	Change

	Long-term debt	$135,887	$130,394	4%

Committed:	Revolving credit facilities — available:	200,000	210,000
	Revolving credit facilities — unused:	152,828	180,513

Uncommitted:	Revolving credit facilities — available:	$106,268	$108,423
	Revolving credit facilities — unused:	93,840	87,498
	Non-revolving credit facilities — available:	250,000	250,000
	Non-revolving credit facilities — unused:	189,856	192,928

	Total credit facilities — available:	$556,268	$568,423
	Total credit facilities — unused:	436,524	460,939
Our credit facilities are with financial institutions in the United States, Canada, the Netherlands and the United Kingdom. Certain of the facilities include commitment fees applicable to the unused credit amount. During 2010, we had fixed rate and floating rate long-term debt bearing interest rates ranging from 1.8% to 6.4%. We were in compliance with all financial covenants applicable to our debt at December 31, 2010.
Quantitative and Qualitative Disclosure about Market Risk
We conduct operations in local currencies in countries around the world, but we use the U.S. dollar as our reporting currency. As a result we are exposed to currency fluctuations and exchange rate risk. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations, or quantify their effects on the macroeconomic environment. For the year ended December 31, 2010, approximately 40% of our revenues were earned in currencies other than the U.S. dollar and approximately 60% of our operating costs were denominated in currencies other than the U.S. dollar. The proportion of revenues denominated in currencies other than the U.S. dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period. However, on an annual basis, we expect these amounts to largely offset and generally act as a natural hedge against exposure to fluctuations in the value of the U.S. dollar. We have not adopted a long-term hedging strategy to protect against foreign currency fluctuations associated with our operations denominated in currencies other than the U.S. dollar, but we may consider hedging specific transactions if we deem it appropriate in the future.
During 2010, we recorded a net increase in our foreign currency translation adjustment balance of $4.5 million, compared to an increase of $18.4 million in 2009. Our foreign currency translation adjustment arises from the translation of our net assets denominated in currencies other than the U.S. dollar.
We have not experienced significant interest rate exposure historically, as our long-term debt generally bears fixed rates of interest. However, borrowings under our global revolving credit facility are available at both fixed and floating rates of interest. If we determine our exposure to short-term interest rates is too high, we may consider fixing a larger portion of our portfolio. As at December 31, 2010 we had a total of $31.0 million (December 31, 2009 — $29.5 million) in revolving loans bearing floating rates of interest.

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Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Legal and Other Proceedings
From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operations or that involve a claim for damages, excluding interest and costs, in excess of 10% of our current assets.
Critical Accounting Policies and Estimates
In preparing our consolidated financial statements in conformity with Canadian GAAP, we must make decisions that impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances and historical experience. On an ongoing basis, we evaluate these judgments and estimates, including consideration of uncertainties relating to revenue recognition criteria, valuation of consignors’ equipment and other assets subject to guarantee contracts, recoverability of capital assets, goodwill and future income tax assets, and the assessment of possible contingent assets or liabilities that should be recognized or disclosed in our consolidated financial statements. Actual amounts could differ materially from those estimated by us at the time our consolidated financial statements are prepared.
The following discussion of critical accounting policies and estimates is intended to supplement the significant accounting policies presented as note 1 to our consolidated financial statements, which summarizes the accounting policies and methods used in the preparation of those consolidated financial statements. The policies and the estimates discussed below are included here because they require more significant judgments and estimates in the preparation and presentation of our consolidated financial statements than other policies and estimates.
Accounting for Income Taxes
We record income taxes relating to our business in each of the jurisdictions in which we operate. We estimate our actual current tax exposure and the temporary differences resulting from differing treatment of items for tax and book accounting purposes. These differences result in future income tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our future income tax assets will be recovered from future taxable income. If recovery of these future tax assets is considered unlikely, we must establish a valuation allowance. To the extent we either establish or increase a valuation allowance in a period, we must include an expense within the tax provision in the consolidated statement of operations. Significant management judgment is required in determining our provision for income taxes, our measurement of future tax assets and liabilities, and any valuation allowance recorded against our net future tax assets. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance that could materially impact the presentation of our financial position and results of operations.

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Valuation of Goodwill
We assess the possible impairment of goodwill in accordance with standards issued by the Canadian Institute of Chartered Accountants in Canada (known as the CICA) and the Financial Accounting Standards Board in the United States. The standards stipulate that reporting entities test the carrying value of goodwill for impairment annually at the reporting unit level using a two-step impairment test; if events or changes in circumstances indicate that the asset might be impaired, the test is conducted more frequently.
In the first step of the impairment test, the net book value of each reporting unit is compared with its fair value. We operate as a single reporting unit, which is the consolidated public company. As a result, we are able to refer to the stock market for a third party indicator of our Company’s fair value. As long as the fair value of the reporting unit exceeds its net book value, goodwill is considered not to be impaired and the subsequent step of the impairment test is unnecessary. Changes in the market value of our common shares may impact our assessment as to whether goodwill has been impaired. These changes may result from changes in our business plans or other factors, including those that are outside our control. We perform the goodwill test each year as at September 30 or more frequently if events or changes in circumstances indicate that goodwill might be impaired. We performed the test as at September 30, 2010 and determined that no impairment had occurred.
Changes in Accounting Policies
There have been no changes to our accounting policies during 2010.
Recent Accounting Pronouncements
There were no accounting pronouncements made during 2010 that impact our accounting policies or the presentation of our consolidated financial position or results of operations.
International Financial Reporting Standards
In February 2008, the Canadian Accounting Standards Board confirmed its strategy of replacing Canadian GAAP with International Financial Reporting Standards (IFRS) for Canadian publicly accountable enterprises. IFRS is issued by the International Accounting Standards Board (IASB). IFRS became effective for our interim and annual financial statements for periods commencing January 1, 2011. The conversion to IFRS impacts our accounting policies, information technology and data systems, internal control over financial reporting, and financial statement presentation and disclosure. Our transition plans are on schedule, and comparative information for the 2011 financial reporting has been prepared.
A review of the different areas affected by the transition to IFRS is made below.
Accounting Policies
We commenced our IFRS conversion project in 2007 and established a conversion plan and an IFRS project team. We have identified the standards that have an impact on our financial statements, business processes, key performance measures and information systems. We have presented and discussed the following major identified differences with the Audit Committee of our Board of Directors:
•	Property, Plant and Equipment (PP&E): We have chosen to use the cost method under IFRS and will review annually depreciation methods and useful lives. We have identified assets meeting the investment property criteria under IAS 40: Investment Property; these will be shown separately on the financial statements. We have also chosen to use the cost method of accounting for these assets. Our annual impairment testing methodology will change as we will be testing at the cash-generating unit level, rather than the reporting unit level. We have not identified any indications of expected impairment to either PP&E or goodwill on the date of transition to IFRS. We have also tested goodwill for impairment under IFRS methodology at September 30, 2010, and found no impairment.

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•	Business Combinations that occurred prior to January 1, 2010 will remain unchanged, subject to the requirements of appendix C of IFRS 1 First Time Adoption of International Financial Reporting Standards. From January 1, 2010 onwards we intend to account for all business combinations in line with IFRS 3 Business Combinations for our IFRS financial reporting.

•	Leases will be assessed for classification as operating or finance leases under IAS 17 Leases. Our preliminary assessment has not indicated any change to the classification of our leases currently recorded as operating leases and we do not have any finance leases.

•	Income Taxes: Stock options issued which are tax deductible must be revalued at each reporting date under IFRS. The temporary differences created by this revaluation will be included in deferred tax. Furthermore, our future tax assets and liabilities recorded in our consolidated balance sheets will be reclassified to be entirely non-current and renamed “deferred tax assets and liabilities”.

•	Share Based Payment: Each instalment (representing the different annual vesting periods of each grant of options) of share option awards will be treated as a separate option grant, and the fair value of each instalment will be amortized over each instalment’s vesting period.
The following IFRS 1 exemptions from retrospective application are available to us and may be used on transition to IFRS:
•	Business Combinations: At the date of transition to IFRS on January 1, 2010, we will apply IFRS 3 prospectively and use the exemption in IFRS to treat prior business combinations in a manner consistent with Canadian GAAP.

•	Share Based Payments: We have not elected to apply IFRS 2: Share Based Payments to options granted before November 7, 2002 and those options that were granted after November 7, 2002 which were vested at January 1, 2010.

•	Cumulative Translation Differences: We will “reset” cumulative translation differences accumulated as at the date of transition to zero. The gain or loss on a subsequent disposal of any foreign operation will then exclude translation differences that arose before the date of transition, but include all later translation differences.
As the IASB will continue to issue new accounting standards during our conversion period, the final impact of IFRS on the presentation of our financial position and results of operations and our financial statement disclosure will only be measured once the IFRS applicable at our conversion date are known. In particular, we are closely monitoring the IASB’s projects on: leases; provisions; financial statement presentation — presentation of items of other comprehensive income; financial instruments — classification and measurement; revenue recognition; and the annual improvements process.
Financial Statement Presentation & Disclosure
We have completed the preparation of our opening balance sheet as at January 1, 2010 and year end 2010 balance sheet as at December 31, 2010 under IFRS. This information is required to be disclosed in the notes to the consolidated financial statements starting with the first quarter of 2011.

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The impact on our 2010 net earnings on adopting IFRS is a reduction to our net earnings under Canadian GAAP for the year ended December 31, 2010 of approximately $0.5 million, due to the adjustment to share based payment expense for treating each instalment as a separate option grant.
We have determined that the impact to our retained earnings balance is limited to the following areas:
•	Share based payment revaluation of separate instalments; and

•	Cumulative translation differences accumulated at the date of transition.
The estimated impact to retained earnings from pre-changeover Canadian GAAP to IFRS is approximately as follows:

	As at	As at
	January 1,	December 31,
	2010	2010
Retained earnings under Canadian GAAP	$411,300	$434,000
Share based payment revaluation of separate instalments(1)	(500)	(1,000)
Cumulative translation differences set to nil	17,000	17,000

Retained earnings under IFRS	$427,800	$450,000

(1)	This adjustment arises solely on the 2009 and 2010 grants of options vesting over more than one year.
We have also determined that we will have changes to the 2010 opening balance sheet and year end balance sheet approximately as follows:

		As at	As at
		January 1,	December 31,
		2010	2010
Reclassifications	Assets held for sale from non-current to current classification	$3,700	$400

	Current portion of deferred tax from current to non-current classification	700	200

	Financial assets from other assets to a new separate line items:

	Current	100	100

	Non-current	5,100	5,000

Revaluation	Revaluation of deferred tax on share based payments that are deductible for tax purposes increasing deferred tax asset and additional paid-in capital	1,700	1,500

New line item	Investment properties from property, plant and equipment to a separate line item(1)	8,500	9,000

(1)	Note that there was no change in the investment properties identified from our 2010 opening balance sheet to our closing balance sheet; the change in reconciling item relates solely to foreign exchange movement.

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During 2010, we substantially completed the preparation of our interim reconciliations for the periods ending March 31, 2010, June 30, 2010 and September 30, 2010 under IFRS, as well as the annual reconciliation for the year ended December 31, 2010. We determined that there is no material impact on net earnings for those periods. We have also substantially completed our 2011 shell annual and interim consolidated financial statements including explanatory notes under IFRS.
Internal Control over Financial Reporting
As the new accounting policies under IFRS are finalized, a review of the integrity of our internal control over financial reporting and disclosure controls and procedures has been completed. At this time, we believe that the current framework is sufficiently robust to incorporate the changes to the financial reporting processes.
We have conducted training sessions targeted to employees at various levels of our organization, including our Board of Directors. We also plan to continue to provide training to other key employees. During 2010 we rolled out a training course to our controllers in operations around the world.
Information Technology and Data Systems
We have tested our information systems’ integrity in a development environment to ascertain the response to the adjustments discussed above, as well as the additional account lines required in the consolidation, and no significant errors were found. We will continue to monitor the impact of the IFRS transition on our information systems as the transition is finalized.
Other Affected Areas
We continue to consider the impact of conversion on our business processes and operations. Business processes and operations include contractual arrangements, debt covenants, and compensation arrangements. We anticipate minimal impact of the conversion project on our business processes and operations.
We have met our transition plans relating to IFRS for developing the opening balance sheet and comparative information for 2011 financial reporting. We will present our first interim consolidated financial statements in 2011 under IFRS.
Disclosure Controls and Procedures
We have established and maintained disclosure controls and procedures in order to provide reasonable assurance that material information relating to our Company is made known to the appropriate level of management in a timely manner.
Based on current securities legislation in Canada and the United States, our Chief Executive Officer and Chief Financial Officer are required to certify that they have assessed the effectiveness of our disclosure controls and procedures as at December 31, 2010.
We performed an evaluation under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as at December 31, 2010. Based on that evaluation, we concluded that our disclosure controls and procedures were effective as of that date to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Furthermore, we concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms.

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Internal Control over Financial Reporting
Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in “Internal Control — Integrated Framework”, management concluded that our internal control structure and procedures over financial reporting were effective as of December 31, 2010.
The effectiveness of our internal controls over financial reporting as of December 31, 2010 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2010 consolidated annual financial statements, as stated in their report, which is included in our consolidated financial statements.
Changes in Internal Controls Over Financial Reporting
There has been no change in our internal control over financial reporting during 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Forward-Looking Statements
This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:
•	our future performance;

•	growth of our operations;

•	growth of the world market for used equipment and trucks;

•	increases in the number of consignors and bidders participating in our auctions;

•	the impact of the economic environment on our operations and capital resources, and our customers, including the number of bidders and buyers attending our auctions and consignment volumes at those auctions; the demand for our services; our bidders’ ability to access credit to fund their purchases; the impact of the economic environment on equipment prices, supply and demand, risk and our business model;

•	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of industrial assets;

•	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;
•	our ability to grow our core auction business, including our ability to increase our market share with traditional market share and make our auctions easier, and do more business with new customer groups in new markets, the acquisition and development of auction facilities and the related impact on our capital expenditures, and response by our customers to the new initiatives being launched in 2011;
•	our ability to add new business and information solutions, including utilizing technology to enhance our auction services and support additional value added services, maximizing the use of business intelligence to enhance our understanding of the equipment market and ability to make www.rbauction.com the preferred equipment website;
•	our ability to perform by building an inspired high-performance customer focused team, and to improve sales force productivity, employee engagement and management bench strength;

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•	the relative percentage of gross auction proceeds represented by straight commission, guarantee and inventory contracts;

•	our auction revenue rates, the sustainability of those rates, the impact of our commission rate and fee changes, and the seasonality of gross auction proceeds and auction revenues;

•	our direct expense and income tax rates, depreciation expenses and general and administrative expenses;

•	our future capital expenditures;

•	our internet initiatives and the level of participation in our auctions by internet bidders;

•	the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations; and

•	financing available to us and the sufficiency of our working capital to meet our financial needs.
Forward-looking statements are typically identified by such words as “anticipate”, “believe”, “could”, “feel”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “will”, “should”, “would”, “could”, “likely”, “generally”, “future”, “period to period”, “long term”, or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” below are those that we consider may affect our performance significantly or could cause our actual financial and operational results to differ significantly from our predictions. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.
Risk Factors
Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also adversely affect our financial condition or impair our business or results of operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.
Damage to our reputation for fairness, integrity and conducting only unreserved auctions could harm our business.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. Closely related to this is our reputation for fairness and honesty in our dealings with our customers. Our ability to attract new customers and continue to do business with existing customers could be harmed if our reputation for fairness, integrity and conducting only unreserved auctions was damaged. If we are unable to maintain our reputation and enforce our unreserved auction policy we could lose business and our results of operations would suffer.

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Decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment, could harm our business.
Our auction revenues could decrease if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which could adversely affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate — including, among other things, economic uncertainty, disruptions to credit and financial markets, lower commodity prices, and our customers’ restricted access to capital — are beyond our control. Recent economic conditions have caused fluctuations in the supply, mix and market values of used equipment available for sale, which has a direct impact on our auction revenues. In addition, price competition and the availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment. Climate change initiatives, including significant changes to engine emission standards applicable to industrial equipment, may also adversely affect the supply of, demand for or market values of industrial equipment.
We may incur losses as a result of our guarantee and outright purchase contracts and advances to consignors.
In recent periods, approximately 75% of our business has been conducted on a straight commission basis. In certain other situations we will either offer to:
•	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

•	purchase the equipment outright from the consignor for sale in a particular auction.
The level of guaranteed proceeds or inventory purchase price is based on appraisals performed on equipment by our internal personnel. Inaccurate appraisals could result in guarantees or inventory values that exceed the realizable auction proceeds. If auction proceeds are less than the guaranteed amount, our commission will be reduced and, in certain circumstances, we could incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. We expect that competitive forces and supply imbalances will likely encourage us to increase our exposure to at risk contracts. If our exposure increases, this risk would be compounded.
Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.
We may have difficulties sustaining and managing our growth.
One of the main elements of our strategy is to continue to grow our core auction business, primarily by increasing our presence in markets in which we already operate and by expanding into new geographic markets and market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth. For us to grow our core auction business successfully, we need to accomplish a number of objectives, including:
•	recruiting and retaining suitable sales and managerial personnel;

•	developing and enhancing an appropriate sales strategy;

•	identifying and developing new geographic markets and market sectors;

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•	expanding awareness of our brand, including value proposition and competitive advantages, in existing and new markets;

•	successfully executing the introduction of new ancillary services and enhanced equipment information;

•	successfully executing the introduction of our revised and expanded administrative fee;

•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	obtaining necessary financing on terms favourable to us, and securing the availability of our credit facilities to fund our growth initiatives;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

•	integrating successfully new facilities and any acquired businesses into our existing operations;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

•	establishing and maintaining favourable relationships with and meeting the needs of consignors, bidders and buyers in new markets and market sectors, and maintaining these relationships in our existing markets;

•	capturing all relevant market data and utilizing it to generate insight and understanding of key company and industry drivers and market trends;

•	developing appropriate responses based on data collected to meet the needs of existing and potential customers to achieve customer retention targets;

•	succeeding against local and regional competitors in existing and new geographic markets;

•	capitalizing on changes in the supply of and demand for industrial assets, and understanding and responding to changing market dynamics, in our existing and new markets; and

•	designing and implementing business processes and operating systems that are able to support profitable growth.
We will likely need to hire additional employees to manage our growth. In addition, growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified sales personnel, managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.
We are pursuing a long-term growth strategy that requires upfront investment
We continue to pursue a long-term growth strategy that contemplates investments in growing our core business, including investments in frontier markets that may not generate profitable growth in the near term, adding new business and information solutions, and developing our people. Planning for future growth requires investments to be made now in anticipation of growth that may not materialize, and if our strategies do not successfully address the needs of current and potential customers we may not be successful growing our gross auction proceeds and our earnings may be adversely impacted. A large component of our G&A expenses is considered fixed costs that we will incur regardless of gross auction proceeds growth. There can be no assurances that our gross auction proceeds and auction revenues will grow at a more rapid rate than our fixed costs, especially in the event of a deep and prolonged recession, which would have a negative impact on our margins and earnings per share.

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Our future expenses may increase significantly or our operations, and ability to expand may be limited as a result of environmental and other regulations.
A variety of federal, provincial, state and local laws, rules and regulations throughout the world, including local tax and accounting rules, apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Complying with revisions to laws, rules and regulations could result in an increase in expenses and a deterioration of our financial performance. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.
The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion.
Under some environmental laws, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner, lessee or other person knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites, or at other sites on which we may conduct auctions, or properties that we may be selling by auction, from prior activities at these locations or from neighbouring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to claims arising from environmental contamination of any of these properties could harm our financial condition and results of operations.
Climate change may not affect us directly, but government regulation in response to this area of global concern may affect the ability of equipment owners to transport certain equipment between specified jurisdictions or the saleability of older equipment. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from entering into commerce in the United States. These restrictions, or changes to environmental laws, could inhibit materially the ability of customers to ship equipment to or from our auction sites, reducing our gross auction proceeds and harming our business.
International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce gross auction proceeds and harm our business, financial condition and results of operations.
Disruptions to credit and financial markets and economic uncertainty could harm our operations.
Recent global economic and financial market events caused, among other things, a general tightening in credit markets, lower levels of liquidity, increases in default rates, and a level of uncertainty in the used equipment marketplace, all of which may have a continuing negative impact on our operations, financial condition and liquidity and ability to grow our business. Our operations and access to our cash balances in the future are dependent upon the economic viability of our key suppliers and the various financial institutions we utilize. Our future operations may be disrupted if we cannot obtain products and services necessary for our auction operations from our key suppliers, or if we lose access to our cash balances. In addition, our future auction revenues may decrease if our consignors choose not to sell their assets as a result of economic conditions, or if our buyers are unable to obtain financing for asset purchases, or if any of our customers are in financial distress. In addition, our lenders may be unable to advance funds to us under existing credit facilities, which could harm our liquidity and ability to operate or grow our business. Our customers may decide to delay the sale of excess assets due to uncertainty about the used equipment market, market values, construction spending or other factors, which could limit growth of our gross auction proceeds. The timing and degree of a full recovery in credit and financial markets remain uncertain, and there can be no assurance that market conditions will improve in the near future and that our results of operations will not be adversely affected.

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Competition in our core markets could result in reductions in our future revenues and profitability.
The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, other third party methods, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, other third party methods, and equipment owners that have traditionally disposed of equipment in private sales.
Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, or our strategy to compete against them is not effective, we may also be required to reduce commission rates, which may reduce our revenue and harm our operating results and financial condition, or we may lose market share.
We currently generate the majority of our revenues through unreserved auctions. We may be susceptible to loss of business as a result of our restrictive service offering if competing models become more appealing to customers. If our selling model becomes undesirable or we are not successful adding services complimentary to our existing selling model and business, we may not be successful increasing market penetration over the long term, which could prevent us from achieving our long-term earnings growth targets.
Our substantial international operations expose us to foreign exchange rate fluctuations and political and economic instability that could harm our results of operations.
We conduct business in many countries around the world and intend to continue to expand our presence in international markets, including emerging markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations, including income tax and accounting regulations, and political interference, may negatively affect our business in international markets and our related results of operations. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our operating results.
Although we report our financial results in U.S. dollars, a significant portion of our auction revenues is generated at auctions held outside the United States, mostly in currencies other than the U.S. dollar. Currency exchange rate changes against the U.S. dollar, particularly for the Canadian dollar and the Euro, could affect the presentation of our results in our financial statements and cause our earnings to fluctuate.

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Our business could be harmed if we lost the services of one or more key personnel.
The growth and performance of our business depends to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of any of these individuals. We do not maintain key man insurance on the lives of any of our executive officers. Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business, as well as to design an appropriate organization structure and plan effectively for succession.
Our internet-related initiatives are subject to technological obsolescence and potential service interruptions and may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors.
We have invested significant resources in the development of our internet platform, including our online bidding service and website. We use and rely on intellectual property owned by third parties, which we license for use in providing our online bidding service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to avoid obsolescence. We may also not be able to continue to adapt our business to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.
The success of our online bidding service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on the performance and reliability of the hardware and software we utilize, our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our information technology infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as our internal hardware and software systems.
“Viruses”, “worms” and other similar programs, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.
Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.
We maintain proprietary databases containing confidential personal information about our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.
Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability for damages. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.
The availability and performance of our internal technology infrastructure are critical to our business.
The satisfactory performance, reliability and availability of our website, enterprise resource planning system, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our online bidding service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.

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We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We have recently improved these systems to accommodate growth in our business. If we are unsuccessful in continuing to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes, it could harm our operations and interfere with our ability to expand our business.
We may incur losses as a result of legal and other claims.
We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our business, financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur losses. Aggregate losses from and the legal fees associated with these claims could be material.
Our business continuity plan may not operate effectively in the event of a significant interruption of our business.
We depend on our information and other systems and processes for the continuity and effective operation of our business. We have recently implemented a formal business continuity plan covering most significant aspects of our business that would take effect in the event of a significant interruption to our business, or the loss of key systems as a result of a natural or other disaster. Although we have tested our business continuity plan as part of the implementation, there can be no assurance that it will operate effectively or that our business, results of operations and financial condition will not be materially affected in the event of a significant interruption of our business.
We are in the process of implementing a formal disaster recovery plan, including a data center co-location that went into effect in 2009. However, our disaster recovery plan is not yet complete. If we were subject to a disaster or serious security breach, it could materially damage our business, results of operations and financial condition.
Our insurance may be insufficient to cover losses that may occur as a result of our operations.
We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liabilities that we may incur. Our auctions generally involve the operation of large equipment close to a large number of people, and despite our focus on safe work practices, an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.
Certain global conditions may affect our ability to conduct successful auctions.
Like most businesses with global operations, we are subject to the risk of certain global conditions, such as pandemics or other disease outbreaks or natural disasters that could hinder our ability to conduct our scheduled auctions, or restrict our customers’ travel patterns or their desire to attend auctions. If this situation were to occur, we may not be able to generate sufficient equipment consignments to sustain our business or to attract enough bidders to our auctions to achieve world fair market values for the items we sell. This could harm our results of operations and financial condition.

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Our operating results are subject to quarterly variations.
Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:
•	the size, timing and frequency of our auctions;

•	the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;

•	the performance of our underwritten business (guarantee and outright purchase contracts);

•	general economic conditions in our markets; and

•	the timing of acquisitions and development of auction facilities and related costs.
In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.
We may not continue to pay regular cash dividends.
We declared and paid total quarterly cash dividends of $0.41 per outstanding common share in 2010. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. We may be unable or may elect not to continue to declare and pay dividends, even if necessary financial conditions are met and sufficient cash is available for distribution.
The impact of the adoption of International Financial Reporting Standards IFRS in 2011 is uncertain.
We, as a publicly accountable Canadian enterprise, are required by the Canadian Accounting Standards Board to adopt IFRS beginning January 1, 2011. We will not be able to determine the full impact of the adoption of IFRS on our consolidated financial statements until the completion of the first annual financial statements under IFRS for the year ended December 31, 2011. This is due to the continually changing IFRS and guidance issued by the IASB and Canadian Securities Administrators.

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